

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 1, 2018

John Cotterell
Chief Executive Officer
Endava Limited
125 Old Broad Street
London EC2N 1AR
United Kingdom

> **Re: Endava Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 16, 2018**
> **CIK No. 0001656081**

Dear Mr. Cotterell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Endava Limited Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page F-3

1. We note your response to prior comment 16. Please describe for us the nature of the services provided under time and materials contracts, fixed price contracts and managed services arrangements. Quantify separately the amount of revenues earned under fixed price contracts and managed services in fiscal 2015 and 2016. Please explain why presenting the components of your revenue is not needed on the face of your income statement to assist investors in understanding your financial performance and the extent to which that financial performance can be used to assess your future revenue expectations. Address paragraphs 85 and 86 of IAS 1 in your response.

2. In your response to prior comment 17 you state that you have allocated to cost of sales those costs that you have deemed to be directly related to the generation of revenue. It appears that you need to allocate indirect costs as well as direct costs to cost of sales. Your current allocation of costs to cost of sales appears to present a measure of gross profit that is incomplete, as it excludes costs that you incur to generate revenue. As a result, it appears that your current presentation does not provide your financial statement users insight into the total cost you incurred to generate your revenue or the amount incurred for other functional activities, such as selling, general and administrative. We note that you have classified certain expenses that are functionally costs of sales to your selling, general and administrative line item, including but not limited to share-based payments, depreciation and amortization and operating lease costs. Please revise your financial statement presentation to report line items comprised of functional expenses of a similar nature and subtotals of gross profit that are complete. Refer to paragraphs 15, 29, 85, 85A, 99, and 103 of IAS 1.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Nicole Brookshire, Esq.
       Cooley LLP